EXHIBIT 99.1

SUPPLEMENTAL DISCLOSURE DOCUMENT

May 10, 2010

ABOUT THIS DOCUMENT

On April 22, 2010, Cenovus Energy Inc. (“Cenovus” or the “Corporation”) issued a news release disclosing estimates of its economic contingent resources as at December 31, 2009. This document contains information relating to those estimates and is being filed with the securities commission or similar authority in each of the provinces and territories of Canada to be available for reference or incorporation by reference in other disclosure documents of Cenovus.

In this document, where the context requires, references to “Cenovus” or the “Corporation” include its subsidiaries.

CONTINGENT RESOURCES INFORMATION

The following tables set forth estimates of Cenovus’s bitumen economic contingent resources as at December 31, 2009. The estimates are derived from a report prepared by McDaniel & Associates Consultants Ltd., independent qualified reserves evaluators, as at December 31, 2009 and using the same commodity price assumptions that were used for the 2009 reserves estimates, which were determined in accordance with U.S. Securities and Exchange Commission (“SEC”) requirements.

2009 Cenovus Economic Contingent Resources Estimates

(Before Royalties, at constant prices) (As of December 31, 2009)
Economic Contingent Resources[1,2]	Bitumen (billion barrels)
Low Estimate (1C)	3.9
Best Estimate (2C)	5.4
High Estimate (3C)	7.3

1         Contingent resources definitions provided below.

2         For a description of the contingencies associated with Cenovus’s 2009 economic contingent resources, please see the definitions section below.

Prices Used for Economic Contingent Resources Estimates

	2009 Average
Oil
West Texas Intermediate (WTI) (US$ per bbl)	61.	18
Western Canada Select (WCS) (US$ per bbl)	51.	66
Natural gas (NYMEX) (US$ per MMBtu)	3.	87

The evaluation looked at future phases at Foster Creek and Christina Lake as well as ten other identified properties - five in the Foster Creek and Christina Lake areas that Cenovus jointly owns, and five in the Borealis and Pelican Lake-Grand Rapids areas that Cenovus wholly owns.

DEFINITIONS

Contingent resources – those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. Contingencies may include such factors as economic, legal, environmental, political and regulatory matters or a lack of markets. It is also appropriate to classify as contingent resources the estimated discovered recoverable quantities associated with a project in the early evaluation stage. For Cenovus, the contingencies which must be overcome to enable the classification of bitumen contingent resources as reserves include regulatory application submission with no major issues raised, access to markets and intent to proceed by the operator and partners as evidenced by major capital expenditures planned within five years. The estimate of contingent resources has not been adjusted for risk based on the chance of development.

Economic contingent resources – those contingent resources that are currently economically recoverable based on specific forecasts of commodity prices and costs. In Cenovus’s case, contingent resources were evaluated using the same commodity price assumptions that were used for the 2009 reserves evaluation, which were determined in accordance with SEC requirements.

Best estimate – considered to be the best estimate of the quantity of resources that will actually be recovered. It is equally likely that the actual remaining quantities recovered will be greater or less than the best estimate. Those resources that fall within the best estimate have a 50% confidence level that the actual quantities recovered will equal or exceed the estimate.

Low estimate – considered to be a conservative estimate of the quantity of resources that will actually be recovered. It is likely that the actual remaining quantities recovered will exceed the low estimate. Those resources at the low end of the estimate range have the highest degree of certainty - a 90% confidence level – that the actual quantities recovered will equal or exceed the estimate.

High estimate – considered to be an optimistic estimate of the quantity of resources that will actually be recovered. It is unlikely that the actual remaining quantities of resources recovered will meet or exceed the high estimate. Those resources at the high end of the estimate range have a lower degree of certainty - a 10% confidence level - that the actual quantities recovered will equal or exceed the estimate.

ADVISORY

There is no certainty that it will be commercially viable to produce any portion of the contingent resources. The estimates of low, best and high contingent resources represent arithmetic sums of multiple estimates within such classes, which statistical principles indicate may be misleading as to volumes that may actually be recovered. Low, best, and high estimate economic contingent resources have been estimated by McDaniel & Associates Consultants Ltd. on a project or area level only. The aggregated low estimate results shown may have a higher level of confidence than the individual projects, and the aggregated high estimate results shown may have a lower level of confidence than the individual projects. Readers should give attention to the estimates of individual classes of reserves and economic contingent resources and appreciate the differing probabilities of recovery associated with each class.